================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                               -----------------

                                    FORM 6-K
                            Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                              For January 21, 2003

                               -----------------


                       Canadian National Railway Company
             (Exact name of registrant as specified in its charter)

                       Canadian National Railway Company
                (Translation of registrant's name into English)


                       935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                    (Address of principal executive office)

             Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form
                               20-F or Form 40-F:

                 Form 20-F                           Form 40-F X
                          ---                                 ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 Yes                                 No X
                    ---                                ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

[GRAPHIC OMITTED]                                                           News
North America's Railroad                                   FOR IMMEDIATE RELEASE



                                             Stock symbols: TSX: CNR / NYSE: CNI



                                                                       www.cn.ca


CN reports solid full-year, fourth-quarter 2002 financial results despite tough environment for grain

Record 2002 free cash flow rises 16 per cent to $513 million


MONTREAL, Jan. 21, 2003 -- Canadian National today reported 2002 net income of $800 million, or $3.97 per diluted share, compared with net income of $1,040 million, or $5.23 per diluted share, for 2001.

Operating income for the year ended Dec. 31, 2002, was $1,469 million, compared with $1,682 million for 2001. Revenues for 2002 were $6,110 million, compared with $5,652 million for 2001, while operating expenses for 2002 were $4,641 million, compared with $3,970 million for 2001.

CN's 2002 and 2001 results include certain items affecting the comparability of the Company's financial performance. Excluding these items, 2002 adjusted net income (1) was $1,052 million, an eight per cent increase over comparable net income of $978 million for 2001, while the related diluted earnings per share rose six per cent to $5.22 from $4.92 for 2001.

On an adjusted basis, 2002 operating income increased five per cent to $1,870 million. Operating expenses rose 10 per cent to $4,240 million, owing primarily to the inclusion of a full year of expenses attributable to the operations of WC and higher expenses associated with the movement of merchandise traffic. As adjusted, CN's operating ratio for 2002 was 69.4 per cent, compared with 68.5 per cent for 2001.

CN's 2002 revenues increased by eight per cent, reflecting the acquisition of Wisconsin Central (WC) and a strong performance by the majority of the company's business units - petroleum and chemicals, automotive, intermodal and forest products. Gains by these businesses were partially offset by continued weakness in Canadian grain and coal revenues.

CN President and Chief Executive Officer E. Hunter Harrison said: "Thanks in large part to the discipline of our operating plan, CN turned in a solid 2002 financial performance in an extremely challenging environment for bulk commodities.

"Our business model focuses on service quality, which drove the strong revenue performance of our service-sensitive merchandise and intermodal units. This enabled us to offset the sharp downturn in grain revenues. Scheduled railroading also permitted us to control some of the cost increases associated with moving a higher proportion of merchandise traffic on our trains, and to boost asset utilization. As a result, we generated record free cash flow of $513 million in 2002. All CN employees deserve credit for meeting the challenge.

"For 2003, we remain cautious about CN's prospects given uneven North American economic growth, uncertain precipitation levels in Western Canada, and potentially volatile international energy prices. Based on our superior service levels, we are optimistic that our merchandise and intermodal revenues will outpace overall economic growth."

Five of CN's seven business units registered revenue gains in 2002: forest products (22 per cent); petroleum and chemicals (19 per cent); automotive (14 per cent); metals and minerals (14 per cent); and intermodal (nine per cent). Grain and fertilizers revenues declined 15 per cent and coal by four per cent.

Carloadings for the year increased nine per cent to 4,164 thousand.

Fourth-quarter 2002 results

Net income for the fourth quarter of 2002 was $22 million, or 11 cents per diluted share, compared with net income of $296 million, or $1.48 per diluted share, for the same quarter of 2001. Operating income for the 2002 fourth-quarter was $89 million, compared with $521 million for the same quarter of 2001.

Revenues for fourth-quarter 2002 increased one per cent to $1,547 million, while expenses increased to $1,458 million from $1,016 million for the same quarter of 2001.

As adjusted, fourth-quarter 2002 net income was $274 million ($1.36 per diluted share), operating income was $490 million, and operating expenses were $1,057 million. On a comparable basis, CN's operating ratio for the final quarter of 2002 was 68.3 per cent, compared with 66.1 per cent for the year-earlier quarter.

Four of CN's seven business units registered gains during the final quarter of 2002: intermodal (16 per cent); petroleum and chemicals (11 per cent); forest products (four per cent); and automotive (three per cent). Revenues declined for grain and fertilizers (21 per cent); metals and minerals (two per cent); and coal (two per cent.)

Carloadings for the final quarter of 2002 increased six per cent to 1,063 thousand.

The financial results in this press release are reported in Canadian dollars and, except where noted, were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) The Company's results of operations include items affecting the comparability of results. Management believes adjusted consolidated net income and the resulting adjusted performance measures for items such as operating income, operating ratio, per share data and other statistical measures are useful measures of performance that facilitate period-to-period comparisons. These adjusted measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. Note 11 to the accompanying financial statements provides a reconciliation of adjusted net income to the Company's net income reported in accordance with U.S. GAAP. In addition, Supplementary Pro Forma Information has been presented to facilitate a year-over-year comparison of the Company's results as if the Company had acquired Wisconsin Central Transportation Corporation on Jan. 1, 2001.

For 2002 and fourth-quarter 2002, two items affected the comparability of CN's financial results: a $281-million ($173 million after tax) charge recorded in Casualty and Other expense, resulting from a change in the company's estimated liability for U.S. personal injury and other claims; and a $120-million ($79 million after tax) workforce adjustment charge recorded in Labor and Fringe Benefits expense. For 2001, the comparability of financial results was affected by a $98-million ($62 million after tax) workforce adjustment charge recorded in Labor and Fringe Benefits expense; a $101-million ($73 million after tax) gain from the sale of CN's 50 per cent interest in the Detroit River Tunnel Company and a $99-million ($71 million after tax) charge to write down CN's net investment in 360networks Inc. recorded in Other Income; and a $122-million deferred income tax recovery resulting from the enactment of lower corporate tax rates in Canada.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN's most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.


                                     - 30 -


Contacts:
Media                                         Investment Community
Mark Hallman                                  Robert Noorigian
System Director, Media Relations              Vice-President, Investor Relations
(416) 217-6390                                (514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME  (U.S. GAAP)
--------------------------------------------------------------------------------
(In millions, except per share data)


                                         Three months ended       Year ended
                                             December 31          December 31
                                         ------------------    -----------------
                                          2002     2001 (a)      2002   2001(a)
--------------------------------------------------------------------------------
                                            (Unaudited)

Revenues                                 $ 1,547  $ 1,537      $ 6,110  $ 5,652
--------------------------------------------------------------------------------

Operating expenses                         1,458    1,016        4,641    3,970
--------------------------------------------------------------------------------

Operating income                              89      521        1,469    1,682

Interest expense                             (85)     (96)        (361)    (327)

Other income (Note 5)                          7       31           76       65
--------------------------------------------------------------------------------

Income before income taxes                    11      456        1,184    1,420

Income tax (expense) recovery (Note 6)        11     (160)        (384)    (380)
================================================================================

Net income (Note 11)                     $    22  $   296      $   800  $ 1,040
================================================================================

Earnings per share (Note 11)

   Basic                                 $  0.11  $  1.54      $  4.07  $  5.41

   Diluted                               $  0.11  $  1.48      $  3.97  $  5.23

Weighted-average number of shares

   Basic                                   199.5    192.6        196.7    192.1

   Diluted                                 202.0    201.7        202.8    201.0
--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

Certain of the 2001 comparative figures have been reclassified in order to be consistent with the 2002 presentation.

(a) Includes Wisconsin Central Tranportation Corporation from October 9, 2001.


CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME  (U.S. GAAP)
---------------------------------------------------------------------------------------------
(In millions)

                                Three months ended December 31     Year ended December 31
                                ------------------------------  -----------------------------
                                                     Variance                      Variance
                                   2002   2001(a)  Fav (Unfav)    2002  2001(a)   Fav (Unfav)
---------------------------------------------------------------------------------------------
                                   (Unaudited)
Revenues

Petroleum and chemicals          $  283    $  255      11%      $1,102    $ 923      19%
Metals and minerals                 123       126      (2%)        521      458      14%
Forest products                     327       314       4%       1,323    1,088      22%
Coal                                 83        85      (2%)        326      338      (4%)
Grain and fertilizers               245       311     (21%)        986    1,161     (15%)
Intermodal                          283       245      16%       1,052      969       9%
Automotive                          151       146       3%         591      520      14%
Other items                          52        55      (5%)        209      195       7%
=================================================               ===============
                                  1,547     1,537       1%       6,110    5,652       8%
Operating expenses

Labor and fringe benefits (Note 4)  547       435     (26%)      1,837    1,624     (13%)
Purchased services and material     184       149     (23%)        778      692     (12%)
Depreciation and amortization       150       138      (9%)        584      532     (10%)
Fuel                                124       109     (14%)        459      484       5%
Equipment rents                      82        88       7%         346      309     (12%)
Casualty and other (Note 2)         371        97    (282%)        637      329     (94%)
-------------------------------------------------               ---------------
                                  1,458     1,016     (44%)      4,641    3,970     (17%)
-------------------------------------------------               ---------------

Operating income                   $ 89     $ 521     (83%)     $1,469   $1,682     (13%)
========================================================================================

Operating ratio (b) (Note 1)      68.3%     66.1%     (2.2)      69.4%    68.5%     (0.9)
========================================================================================
See accompanying notes to consolidated financial statements.

Certain of the 2001 comparative figures have been reclassified in order to be consistent with the 2002 presentation.

(a)  Includes Wisconsin Central Transportation Corporation from October 9, 2001.

(b)  Excludes a fourth quarter 2002 charge of $281 million to increase the Company's U.S.
     personal injury and other claims liability and workforce reduction charges of $120 million and $98 million in 2002 and 2001, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET  (U.S. GAAP)
--------------------------------------------------------------------------------
(In millions)


                                                         December 31 December 31
                                                                2002        2001
--------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents                              $     25    $     53
     Accounts receivable (Note 7)                                722         645
     Material and supplies                                       127         133
     Deferred income taxes (Note 6)                              122         153
     Other                                                       196         180
--------------------------------------------------------------------------------
                                                               1,192       1,164

Properties                                                    19,681      19,145
Other assets and deferred charges                                865         914
================================================================================

Total assets                                                $ 21,738    $ 21,223
================================================================================

Liabilities and shareholders' equity

Current liabilities:
     Accounts payable and accrued charges                   $  1,487    $  1,374
     Current portion of long-term debt                           574         163
     Other                                                        73         132
--------------------------------------------------------------------------------
                                                               2,134       1,669

Deferred income taxes (Note 6)                                 4,826       4,591
Other liabilities and deferred credits                         1,406       1,345
Long-term debt (Note 7)                                        5,003       5,764
Convertible preferred securities (Note 8)                          -         366

Shareholders' equity:
     Common shares (Note 8)                                    4,785       4,442
     Accumulated other comprehensive income                       97          58
     Retained earnings                                         3,487       2,988
--------------------------------------------------------------------------------
                                                               8,369       7,488
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity                  $ 21,738    $ 21,223
================================================================================
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY  (U.S. GAAP)
-----------------------------------------------------------------------------------------------------
(In millions)

                                                             Three months ended        Year ended
                                                                 December 31           December 31
                                                           ---------------------  -------------------

                                                                2002      2001(a)      2002   2001(a)
-----------------------------------------------------------------------------------------------------
                                                                 (Unaudited)
Common shares (b)

Balance, beginning of period                                 $ 4,848     $ 4,415    $ 4,442   $ 4,349

  Stock options exercised                                          9          27         75        93

  Share repurchase program (Note 7)                              (72)          -        (72)        -

  Conversion of convertible preferred securities (Note 8)          -           -        340         -

-----------------------------------------------------------------------------------------------------
Balance, end of period                                       $ 4,785     $ 4,442    $ 4,785   $ 4,442
=====================================================================================================

Accumulated other comprehensive income

Balance, beginning of period                                   $ 102        $ 68       $ 58     $ 151

Other comprehensive income (loss):

Unrealized foreign exchange gain (loss) on translation of
  U.S. dollar denominated long-term debt designated as a
  hedge of the net investment in U.S. subsidiaries                 1         (39)        51      (202)

Unrealized foreign exchange gain (loss) on translation of
  the net investment in foreign operations                        12          60        (40)      308

Unrealized holding loss on investment in 360networks Inc.          -           -          -      (129)

Unrealized holding gain (loss) on fuel derivative instruments
  (Note 9)                                                        (1)        (20)        68       (38)

Minimum pension liability adjustment                             (20)        (17)       (20)      (17)
-----------------------------------------------------------------------------------------------------

Other comprehensive income (loss) before income taxes             (8)        (16)        59       (78)

Income tax (expense) recovery on other comprehensive income
  (loss)(Note 6)                                                   3           6        (20)      (15)
=====================================================================================================

Other comprehensive income (loss)                                 (5)        (10)        39       (93)

-----------------------------------------------------------------------------------------------------
Balance, end of period                                       $    97     $    58    $    97   $    58
=====================================================================================================

Retained earnings

Balance, beginning of period                                 $ 3,640     $ 2,729    $ 2,988   $ 2,098

  Net income                                                      22         296        800     1,040

  Share repurchase program (Note 7)                             (131)          -       (131)        -

  Dividends                                                      (44)        (37)      (170)     (150)

-----------------------------------------------------------------------------------------------------
Balance, end of period                                       $ 3,487     $ 2,988    $ 3,487   $ 2,988
=====================================================================================================
See accompanying notes to consolidated financial statements.

(a)  Includes Wisconsin Central Transportation Corporation from October 9, 2001.

(b)  The Company issued 0.2 million and 7.8 million shares for the three months and year ended
     December 31, 2002, respectively, as a result of stock options exercised and the conversion of convertible preferred securities. At December 31, 2002, the Company had 197.5 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS  (U.S. GAAP)
-----------------------------------------------------------------------------------------------------
(In millions)

                                                             Three months ended       Year ended
                                                                 December 31          December 31
                                                           ---------------------  -------------------

                                                                2002      2001(a)      2002   2001(a)
-----------------------------------------------------------------------------------------------------
                                                                 (Unaudited)
Operating activities

Net income                                                   $    22     $   296     $  800   $ 1,040
Adjustments to reconcile net income to net cash provided from operating activities:
     Depreciation and amortization                               152         140        591       538
     Deferred income taxes (Note 6)                               35         232        272       295
     Charge to increase U.S. personal injury and other claims
       liability (Note 2)                                        281           -        281         -
     Workforce reduction charges (Note 4)                        120           -        120        98
     Equity in earnings of English Welsh and Scottish Railway    (14)         (8)       (33)       (8)
     Gain on sale of investment (Note 5)                           -           -          -      (101)
     Write-down of investment (Note 5)                             -           -          -        99
     Other changes in:
        Accounts receivable                                      (37)        243        (80)      199
        Material and supplies                                     17          24          -        11
        Accounts payable and accrued charges                     (56)       (156)      (154)     (385)
        Other net current assets and liabilities                 (14)        (12)       (18)      (27)
     Other                                                       (82)        (45)      (167)     (138)
-----------------------------------------------------------------------------------------------------
Cash provided from operating activities                          424         714      1,612     1,621
-----------------------------------------------------------------------------------------------------

Investing activities

Net additions to properties                                     (305)       (279)      (938)     (941)
Acquisition of Wisconsin Central Transportation Corporation
  (Note 3)                                                         -      (1,278)         -    (1,278)
Other, net                                                        (1)       (20)         14        46
-----------------------------------------------------------------------------------------------------
Cash used by investing activities                               (306)     (1,577)      (924)   (2,173)
-----------------------------------------------------------------------------------------------------

Dividends paid                                                   (44)        (37)      (170)     (150)

Financing activities

Issuance of long-term debt                                       614       1,477      3,146     4,015
Reduction of long-term debt                                     (491)     (1,363)    (3,558)   (3,336)
Issuance of common shares                                          7           9         69        61
Repurchase of common shares (Note 7)                            (203)          -       (203)        -
-----------------------------------------------------------------------------------------------------
Cash provided from (used by) financing activities                (73)        123       (546)      740
=====================================================================================================

Net increase (decrease) in cash and cash equivalents               1        (777)       (28)       38

Cash and cash equivalents, beginning of period                    24         830         53        15
-----------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                     $    25     $   53     $    25   $    53
=====================================================================================================

Supplemental cash flow information
   Payments (recoveries) for:
     Interest                                                $   105     $    51    $   398     $ 322
     Workforce reductions                                         47          41        177       169
     Personal injury and other claims                             51          30        156       149
     Pensions                                                     40          40         92        69
     Income taxes                                                (23)         (7)        65        63
=====================================================================================================
See accompanying notes to consolidated financial statements.

Certain of the 2001 comparative figures have been reclassified in order to be consistent with the
2002 presentation.

(a) Includes Wisconsin Central Transportation Corporation from October 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (U.S. GAAP)
--------------------------------------------------------------------------------

Note 1 - Basis of presentation

In management's opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2002 and December 31, 2001, its results of operations, changes in shareholders' equity and cash flows for the three and twelve months ended December 31, 2002 and 2001.

These consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company's Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Management Discussion and Analysis and Annual Consolidated Financial Statements.

The Company's results of operations include items affecting the comparability of results. Management believes adjusted consolidated net income and the resulting adjusted performance measures for such items as operating income, operating ratio, per share data and other statistical measures are useful measures of performance that facilitate period-to-period comparisons. These adjusted measures do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore, should not be considered in isolation. Note 11 provides a reconciliation of adjusted net income to the Company's net income reported in accordance with U.S. GAAP. In addition, Supplementary Pro Forma Information has been presented as to facilitate a year over year comparison of the Company's results as if the Company had acquired Wisconsin Central Transportation Corporation (WC) on January 1, 2001.

Note 2 - Accounting changes

U.S. personal injury and other claims
In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

Under the actuarial-based approach, the Company accrues the cost for the expected number of personal injury claims and existing occupational disease claims, based on actuarial estimates of the ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

The Company's U.S. personal injury and other claims expenses, including the above-mentioned charge, was $362 million in 2002. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

Note 3 - Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,301 million (U.S.$833 million). The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

The Company accounted for the Merger using the purchase method of accounting as required by Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9,

2001, the date of acquisition. The Company had estimated, on a preliminary basis, the fair values of the assets and liabilities acquired based on currently available information. In 2002, the Company finalized the allocation of the purchase price and adjusted the preliminary fair values of the assets and liabilities acquired as follows: Current assets decreased by $10 million, Properties increased by $141 million, Other assets & deferred charges decreased by $98 million, Current liabilities increased by $10 million, Deferred income taxes increased by $16 million and Other liabilities & deferred credits increased by $3 million. The increase in Properties and decrease in Other assets and deferred charges was mainly due to the final valuation of the Company's foreign equity investment. The remaining adjustments resulted from additional information obtained for conditions and circumstances that existed at the time of acquisition.

The following table outlines the final fair values of WC's assets and liabilities acquired:

             In millions
             ------------------------------------------------
             Current assets                         $    165
             Properties                                2,576
             Other assets and deferred charges           335
                                                    ---------
                Total assets acquired                  3,076
                                                    ---------
             Current liabilities                         363
             Deferred income taxes                       759
             Other liabilities and deferred credits      181
             Long-term debt                              472

                                                    ---------
                Total liabilities assumed              1,775
                                                    ---------
             Net assets acquired                    $  1,301
                                                    ---------

If the Company had acquired WC on January 1, 2001, based on the historical amounts reported by WC, net of the difference between the Company's cost to acquire WC and its net assets, revenues, net income, basic and diluted earnings per share would have been $6,090 million, $1,090 million, $5.67 per basic share and $5.48 per diluted share, respectively for the year ended December 31, 2001. These pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

In 2002, the Company sold its interests in Tranz Rail Holdings Limited and Australian Transport Network Limited for aggregate net proceeds of $69 million, which approximated the carrying value of the investments. The Company had acquired these investments through its acquisition of WC in 2001 and had accounted for them as "available for sale" in accordance with the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) 87-11, "Allocation of Purchase Price to Assets to be Sold".

Note 4 - Workforce reduction charges

In 2002, the Company announced 1,146 job reductions, in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. In 2001, a charge of $98 million, $62 million after tax, was recorded for the reduction of 690 positions. Reductions relating to these charges were 388 in 2001, 433 in 2002, with the remainder to be completed by the end of 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.
Note 5 - Other income

In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down its net investment in 360networks Inc.

In the first quarter of 2001, the Company recorded a gain of $101 million, $73 million after tax, from the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT). The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

Note 6 - Income taxes

In 2001, the Company recorded a reduction of $90 million to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, for the year ended December 31, 2001, a deferred income tax recovery of $122 million was recorded in the Consolidated statement of income and a deferred income tax expense of $32 million was recorded in Other comprehensive income.

Note 7 - Financing activities

Share repurchase program
On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2002, $203 million was used to repurchase 3.0 million common shares at an average price of $67.68 per share.

Revolving credit facilities

In December 2002, the Company entered into a U.S.$1,000 million three-year revolving credit facility and concurrently terminated its previous revolving credit facilities before their scheduled maturity in March 2003. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants. Throughout the year, the Company was in compliance with all financial covenants contained in its outstanding revolving credit agreements. The Company's borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001 were entirely repaid in the first quarter of 2002. At December 31, 2002, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$142 million) at an average interest rate of 1.77%. Outstanding letters of credit under the previous facilities were transferred into the current facility. As at December 31, 2002, letters of credit under the revolving credit facility amounted to $295 million.


Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2002, the Company had U.S.$136 million (Cdn$214 million) of commercial paper outstanding under this program.

Accounts receivable securitization
The sale of a portion of the Company's accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003. The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations. The Company intends to renew or replace the program upon expiration. At December 31, 2002, pursuant to the agreement, $173 million and U.S.$113 million (Cdn$177 million) had been sold on a limited recourse basis, an increase of $5 million from the level of accounts receivable sold at December 31, 2001.

Note 8 - Termination of conversion rights of 5.25% Convertible preferred securities ("Securities")

On May 6, 2002, the Company met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

Note 9 - Derivative instruments

At December 31, 2002, a portion of the Company's fuel requirement has been hedged using derivative instruments that are carried at market value on the balance sheet. These fuel hedges are accounted for as cash flow hedges whereby the effective portion of the change in the market value of the derivative instruments has been recorded in Other comprehensive income. At December 31, 2002, Accumulated other comprehensive income included an unrealized holding gain of $30 million, $20 million after tax, ($38 million unrealized holding loss, $25 million after tax at December 31, 2001) of which $29 million relates to derivative instruments that will mature within the next twelve months.

Note 10 - Commitments

As at December 31, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $183 million ($52 million at December 31, 2001).

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (U.S. GAAP)
--------------------------------------------------------------------------------

Note 11 - Net income and earnings per share

In addition to the inclusion of a full year of WC results of operations in 2002 as explained in Note 3, the comparability of the results of operations for the three months and year ended December 31, 2002 and 2001 is also impacted by the following items:

-----------------------------------------------------------------------------------------------------------------------
                                                         Three months ended                      Year ended
                                                            December 31                          December 31
                                                  ---------------------------------   ---------------------------------
                                                     2002      2001(a)        2001        2002      2001(a)        2001
                                                                       pro forma(b)                         pro forma(b)
-----------------------------------------------------------------------------------------------------------------------
(In millions)                                                               (Unaudited)
Income before income taxes, excluding undernoted
  items                                           $   412      $   456      $   459    $ 1,585      $ 1,516    $  1,595
Income tax expense                                   (138)        (160)        (162)      (533)        (538)       (567)
-----------------------------------------------------------------------------------------------------------------------

Adjusted net income                                   274          296          297      1,052          978       1,028

Undernoted items, net of tax:
    Charge to increase U.S. personal injury
      and other claims liability                     (173)           -            -       (173)           -           -
    Workforce reduction charges                       (79)           -            -        (79)         (62)        (62)
    Write-down of net investment in 360networks Inc.    -            -            -          -          (71)        (71)
    Deferred income tax recovery                        -            -            -          -          122         122
    Gain on sale of Detroit River Tunnel Company        -            -            -          -           73          73
-----------------------------------------------------------------------------------------------------------------------
                                                     (252)           -            -       (252)          62          62

Net income                                        $    22      $   296      $   297    $   800      $ 1,040     $ 1,090
=======================================================================================================================

The following table provides a reconciliation between basic and diluted earnings per share:

                                                         Three months ended                      Year ended
                                                            December 31                          December 31
                                                  ---------------------------------   ---------------------------------
                                                     2002      2001(a)        2001        2002      2001(a)        2001
                                                                       pro forma(b)                         pro forma(b)
-----------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)                                             (Unaudited)

Net income ....................................   $    22      $   296      $   297    $   800      $ 1,040    $  1,090
Income impact on assumed conversion of
   preferred securities (Note 8) ..............         -              3            3          6           12          12
------------------------------------------------------------------------------------------------------------------------
                                                  $    22      $   299      $   300    $   806      $ 1,052    $  1,102

Weighted-average shares outstanding ...........     199.5        192.6        192.6      196.7        192.1       192.1
Effect of dilutive securities and stock options       2.5          9.1          9.1        6.1          8.9         8.9
------------------------------------------------------------------------------------------------------------------------
Weighted-average diluted shares outstanding ...     202.0        201.7        201.7      202.8        201.0       201.0

Basic earnings per share ......................   $  0.11      $  1.54      $  1.54    $  4.07      $  5.41    $   5.67
Diluted earnings per share ....................   $  0.11      $  1.48      $  1.49    $  3.97      $  5.23    $   5.48
=======================================================================================================================

(a) Includes Wisconsin Central Transportation Corporation from October 9, 2001.

(b) The pro forma figures reflect the Company's results of operations as if the Company had acquired WC on January 1, 2001.
    See Note 1 and Note 3 to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (U.S. GAAP)
--------------------------------------------------------------------------------

Note 12 - Stock-based compensation cost

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost is recorded for the Company's performance-based stock option awards and no compensation cost is recorded for the Company's conventional stock-option awards. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, consistent with the methods of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income and earnings per share would have been as follows:

                                        Three months ended         Year ended
                                            December 31            December 31
                                       -----------------------------------------
                                         2002        2001       2002       2001
--------------------------------------------------------------------------------
                                           (Unaudited)

Net income, as reported (in millions)  $   22      $  296     $  800    $ 1,040

Add (deduct) compensation cost, net of
  applicable taxes, determined under:

Intrinsic value method for
  performance-based awards (APB 25)         4          13          9         19

Fair value method for all
  awards (SFAS 123)                       (13)         (7)       (45)       (28)

                                       ----------------------------------------
Pro forma net income (in millions)     $   13      $  302     $  764    $ 1,031
                                       ========================================

Basic earnings per share, as reported  $ 0.11      $ 1.54     $ 4.07    $  5.41
Basic earnings per share, pro forma    $ 0.07      $ 1.57     $ 3.88    $  5.37

Diluted earnings per share, as
  reported                             $ 0.11      $ 1.48     $ 3.97    $  5.23
Diluted earnings per share, pro forma  $ 0.06      $ 1.52     $ 3.80    $  5.19
--------------------------------------------------------------------------------


These pro forma amounts include compensation cost as calculated using the Black-Scholes option-pricing model with the following assumptions:

                                        Three months ended          Year ended
                                            December 31            December 31
                                       -----------------------------------------
                                       2002(a)        2001       2002       2001
--------------------------------------------------------------------------------
  Expected option life (years)            7.0          7.0        7.0       7.0
  Risk-free interest rate                5.79%        5.36%      5.79%     5.36%
  Expected stock price volatility          30%          30%        30%       30%
  Average dividend per share           $ 0.86       $ 0.78     $ 0.86    $ 0.78
================================================================================


                                        Three months ended          Year ended
                                            December 31            December 31
                                       -----------------------------------------
                                       2002(a)        2001       2002       2001
--------------------------------------------------------------------------------
Weighted average fair
  value of options granted             $    -      $ 13.88    $ 30.98    $ 13.79
================================================================================

(a) In the fourth quarter of 2002, the Company did not grant any stock-option awards.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS  (U.S. GAAP)
--------------------------------------------------------------------------------------------------------------------
                                                                 Three months ended                Year ended
                                                                      December 31                  December 31
                                                              ------------------------       -----------------------
                                                                    2002       2001(a)            2002       2001(a)
--------------------------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)
Rail operations

Freight revenues ($ millions)                                      1,495         1,482           5,901         5,457
Gross ton miles (millions)                                        79,618        76,994         309,295       293,857
Revenue ton miles (RTM) (millions)                                40,795        39,828         159,876       153,095
Route miles (includes Canada and the U.S.)                        17,821        17,986          17,821        17,986
Operating expenses per RTM (cents)(b)                               2.59          2.55            2.65          2.53
Freight revenue per RTM (cents)                                     3.66          3.72            3.69          3.56
Carloads (thousands)                                               1,063         1,007           4,164         3,821
Freight revenue per carload ($)                                    1,406         1,472           1,417         1,428
Diesel fuel consumed (Liters in millions)                            373           341           1,420         1,328
Average fuel price ($/Liter)                                        0.34          0.35            0.32          0.36
Revenue ton miles per liter of fuel consumed                         109           117             113           115
Gross ton miles per liter of fuel consumed                           213           226             218           221
Diesel fuel consumed (U.S. gallons in millions)                       98            90             375           351
Average fuel price ($/U.S. gallon)                                  1.28          1.31            1.20          1.35
Revenue ton miles per U.S. gallon of fuel consumed                   416           443             426           436
Gross ton miles per U.S. gallon of fuel consumed                     812           855             825           837
Locomotive bad order ratio (%)(c)                                    7.2           6.8             7.0           7.1
Freight car bad order ratio (%)                                      6.0           5.5             6.0           5.7
--------------------------------------------------------------------------------------------------------------------

Productivity

Operating ratio (%)(b)                                              68.3          66.1            69.4          68.5
Freight revenue per route mile ($ thousands)                          84            82             331           303
Revenue ton miles per route mile (thousands)                       2,289         2,214           8,971         8,512
Freight revenue per average number of employees ($ thousands)         66            62             254           241
Revenue ton miles per average number of employees (thousands)      1,796         1,671           6,894         6,754
====================================================================================================================

Employees

Number at end of period                                           22,114        22,868          22,114        22,868
Average number during period                                      22,712        23,839          23,190        22,668
Labor and fringe benefits expense per RTM (cents)(d)                1.05          1.09            1.07          1.00
Injury frequency rate per 200,000 person hours                       2.5           4.2             3.0           4.4
Accident rate per million train miles                                1.6           2.5             2.0           2.0
====================================================================================================================

Financial

Debt to total capitalization ratio (% at end of period)             40.0          45.7            40.0          45.7
Return on assets (% at end of period)(e)(f)                          1.5           1.7             5.9           6.0
====================================================================================================================

(a)  Includes Wisconsin Central Transportation Corporation from October 9, 2001.

(b)  Excludes a fourth quarter 2002 charge of $281 million to increase the Company's U.S. personal injury and other claims liability and workforce reduction charges of $120 million and $98 million in 2002 and 2001, respectively.

(c)  In 2002, the Company expanded its measure of bad order locomotives to include all those not available for service, including on-line failures. The 2001 figures have been restated accordingly.

(d)  Excludes workforce reduction charges recorded in 2002 and 2001.

(e)  Based on 2002 and 2001 adjusted net income, as presented in Note 11 to the consolidated financial statements.

(f)  2001 calculated on a pro forma basis.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION  (U.S. GAAP)
-------------------------------------------------------------------------------------------------------------------------------
                                                   Three months ended December 31                  Year ended December 31
                                                 ----------------------------------          ----------------------------------
                                                                          Variance                                    Variance
                                                    2002      2001(a)   Fav (Unfav)             2002      2001(a)   Fav (Unfav)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals                            7,784        6,944          12%            30,006       25,243          19%
Metals and minerals                                3,493        3,065          14%            13,505       10,777          25%
Forest products                                    8,351        7,940           5%            33,551       29,639          13%
Coal                                               3,717        3,777          (2%)           14,503       15,566          (7%)
Grain and fertilizers                              8,860       10,795         (18%)           35,773       42,728         (16%)
Intermodal                                         7,757        6,571          18%            29,257       26,257          11%
Automotive                                           833          736          13%             3,281        2,885          14%
---------------------------------------------------------------------                   -------------------------
                                                  40,795       39,828           2%           159,876      153,095           4%

Freight revenue / RTM (cents)

Total freight revenue per RTM                       3.66         3.72          (2%)             3.69         3.56           4%
Business units:
Petroleum and chemicals                             3.64         3.67          (1%)             3.67         3.66           -
Metals and minerals                                 3.52         4.11         (14%)             3.86         4.25          (9%)
Forest products                                     3.92         3.95          (1%)             3.94         3.67           7%
Coal                                                2.23         2.25          (1%)             2.25         2.17           4%
Grain and fertilizers                               2.77         2.88          (4%)             2.76         2.72           1%
Intermodal                                          3.65         3.73          (2%)             3.60         3.69          (2%)
Automotive                                         18.13        19.84          (9%)            18.01        18.02           -
---------------------------------------------------------------------                   -------------------------

Carloads (thousands)

Petroleum and chemicals                              149          136          10%               587          519          13%
Metals and minerals                                   94           92           2%               388          287          35%
Forest products                                      148          142           4%               600          501          20%
Coal                                                 125          126          (1%)              499          517          (3%)
Grain and fertilizers                                135          156         (13%)              535          590          (9%)
Intermodal                                           333          275          21%             1,237        1,103          12%
Automotive                                            79           80          (1%)              318          304           5%
---------------------------------------------------------------------                   -------------------------
                                                   1,063        1,007           6%             4,164        3,821           9%

Freight revenue / carload (dollars)

Total freight revenue per carload                  1,406        1,472          (4%)            1,417        1,428          (1%)
Business units:
Petroleum and chemicals                            1,899        1,875           1%             1,877        1,778           6%
Metals and minerals                                1,309        1,370          (4%)            1,343        1,596         (16%)
Forest products                                    2,209        2,211           -              2,205        2,172           2%
Coal                                                 664          675          (2%)              653          654           -
Grain and fertilizers                              1,815        1,994          (9%)            1,843        1,968          (6%)
Intermodal                                           850          891          (5%)              850          879          (3%)
Automotive                                         1,911        1,825           5%             1,858        1,711           9%
==============================================================================================================================

(a) Includes Wisconsin Central Transportation Corporation from October 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME  (U.S. GAAP)
------------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)

------------------------------------------------------------------------------------------------------------------------------
                                                   Three months ended December 31                  Year ended December 31
                                                 ----------------------------------          ---------------------------------
                                                                 2001     Variance                           2001     Variance
                                                    2002  pro forma(a)   Fav (Unfav)             2002  pro forma(a) Fav (Unfav)
------------------------------------------------------------------------------------------------------------------------------
                                                                                 (Unaudited)
Revenues
Petroleum and chemicals                          $   283       $  258        10%             $ 1,102      $   994         11%
Metals and minerals                                  123          129        (5%)                521          542         (4%)
Forest products                                      327          319         3%               1,323        1,273          4%
Coal                                                  83           86        (3%)                326          361        (10%)
Grain and fertilizers                                245          312       (21%)                986        1,205        (18%)
Intermodal                                           283          246        15%               1,052          993          6%
Automotive                                           151          146         3%                 591          520         14%
Other items                                           52           55        (5%)                209          202          3%
---------------------------------------------------------------------                        --------------------
                                                   1,547        1,551          -               6,110        6,090          -

Operating expenses
Labor and fringe benefits                            547          441       (24%)              1,837        1,765         (4%)
Purchased services and material                      184          151       (22%)                778          745         (4%)
Depreciation and amortization                        150          139        (8%)                584          565         (3%)
Fuel                                                 124          110       (13%)                459          519         12%
Equipment rents                                       82           89         8%                 346          332         (4%)
Casualty and other                                   371           97      (282%)                637          347        (84%)
---------------------------------------------------------------------                        --------------------
                                                   1,458        1,027       (42%)              4,641        4,273         (9%)

Operating income                                      89          524       (83%)              1,469        1,817        (19%)

Interest expense                                     (85)         (97)                          (361)        (407)

Other income                                           7           32                             76           89
---------------------------------------------------------------------                        --------------------

Income before income taxes                            11          459                          1,184        1,499

Income tax (expense) recovery                         11         (162)                          (384)        (409)
=====================================================================                        =====================

Net income                                       $    22       $  297                        $   800      $ 1,090
=============================================================================================================================

Operating ratio (b)                                 68.3%        66.2%     (2.1)                69.4%        68.6%      (0.8)
=============================================================================================================================

Diluted earnings per share                       $  0.11       $ 1.49                        $  3.97      $  5.48

Adjusted diluted earnings per share (c)          $  1.36       $ 1.49                        $  5.22      $  5.17

Diluted weighted-average number of shares          202.0        201.7                          202.8        201.0
=============================================================================================================================

(a)  The pro forma figures reflect the Company's results of operations as if the Company had acquired WC on January 1, 2001.

(b)  Excludes a fourth quarter 2002 charge of $281 million to increase the Company's U.S. personal injury and other claims liability and workforce reduction charges of $120 million and $98 million in 2002 and 2001, respectively.

(c)  2002 excludes a fourth quarter charge to increase the Company's U.S. personal injury and other claims liability and the workforce reduction charge. 2001 excludes the gain on sale of DRT, the workforce reduction charge, the charge to write down the net investment in 360networks Inc., and the deferred income tax recovery resulting from the enactment of lower corporate tax rates in Canada.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION  (U.S. GAAP)
------------------------------------------------------------------------------------------------------------------

(In millions, except per share data)

------------------------------------------------------------------------------------------------------------------------------
                                                   Three months ended December 31                  Year ended December 31
                                                 ----------------------------------          ---------------------------------
                                                                 2001     Variance                           2001     Variance
                                                    2002  pro forma(a)   Fav (Unfav)            2002  pro forma(a) Fav (Unfav)
------------------------------------------------------------------------------------------------------------------------------
                                                                                 (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals                            7,784        6,984          11%            30,006       26,206         15%
Metals and minerals                                3,493        3,141          11%            13,505       13,330          1%
Forest products                                    8,351        8,038           4%            33,551       32,369          4%
Coal                                               3,717        3,819          (3%)           14,503       16,616        (13%)
Grain and fertilizers                              8,860       10,821         (18%)           35,773       43,448        (18%)
Intermodal                                         7,757        6,579          18%            29,257       26,419         11%
Automotive                                           833          737          13%             3,281        2,890         14%
---------------------------------------------------------------------                        --------------------
                                                  40,795       40,119           2%           159,876      161,278         (1%)

Freight revenue / RTM (cents)

Total freight revenue per RTM                       3.66         3.73          (2%)             3.69         3.65          1%

Business units:
Petroleum and chemicals                             3.64         3.69          (1%)             3.67         3.79         (3%)
Metals and minerals                                 3.52         4.11         (14%)             3.86         4.07         (5%)
Forest products                                     3.92         3.97          (1%)             3.94         3.93          -
Coal                                                2.23         2.25          (1%)             2.25         2.17          4%
Grain and fertilizers                               2.77         2.88          (4%)             2.76         2.77          -
Intermodal                                          3.65         3.74          (2%)             3.60         3.76         (4%)
Automotive                                         18.13        19.81          (8%)            18.01        17.99          -
---------------------------------------------------------------------                        --------------------

Carloads (thousands)

Petroleum and chemicals                              149          138           8%               587          548          7%
Metals and minerals                                   94           96          (2%)              388          424         (8%)
Forest products                                      148          146           1%               600          602          -
Coal                                                 125          127          (2%)              499          547         (9%)
Grain and fertilizers                                135          156         (13%)              535          611        (12%)
Intermodal                                           333          276          21%             1,237        1,147          8%
Automotive                                            79           81          (2%)              318          305          4%
=====================================================================                        ====================
                                                   1,063        1,020           4%             4,164        4,184          -

Freight revenue / carload (dollars)

Total freight revenue per carload                  1,406        1,467          (4%)            1,417        1,407          1%

Business units:
Petroleum and chemicals                            1,899        1,870           2%             1,877        1,814          3%
Metals and minerals                                1,309        1,344          (3%)            1,343        1,278          5%
Forest products                                    2,209        2,185           1%             2,205        2,115          4%
Coal                                                 664          677          (2%)              653          660         (1%)
Grain and fertilizers                              1,815        2,000          (9%)            1,843        1,972         (7%)
Intermodal                                           850          891          (5%)              850          866         (2%)
Automotive                                         1,911        1,802           6%             1,858        1,705          9%
=============================================================================================================================
(a)  The pro forma data has been prepared assuming the Company had acquired WC on January 1, 2001.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Canadian National Railway Company
                                              ----------------------------------
                                              (Registrant)


Date: January 21, 2002                        By: /s/ Sean Finn
      ----------------                            ------------------------------
                                                  Sean Finn
                                                  Senior Vice-President,
                                                  Chief Legal Officer
                                                  Corporate Secretary